Condensed Consolidated Interim Financial Statements
September 30, 2014
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2014	2013	2014	2013
	Note

Revenues	4	93,714	66,799	306,017	195,140
Cost of sales:	5
Production costs		(86,637)	(47,284)	(252,836)	(143,109)
Depletion and amortization		(12,932)	(9,673)	(36,915)	(24,383)
Earnings (loss) from mining operations		(5,855)	9,842	16,266	27,648

General and administrative		(3,641)	(2,999)	(11,635)	(12,350)
Exploration and evaluation		(1,725)	(2,689)	(5,957)	(7,700)
Other income (expenses)	6	(191)	(2,995)	(1,841)	(1,334)
Write-down of marketable securities	7	(366)	(229)	(785)	(13,979)
Income (loss) before financing costs and income taxes		(11,778)	930	(3,952)	(7,715)

Finance expenses	8	(6,766)	(5,941)	(19,948)	(13,995)
Finance income	9	1,015	1,286	3,079	5,080
Foreign exchange gain (loss)		(8,939)	3,838	(11,247)	(6,913)
Income (loss) before income taxes		(26,468)	113	(32,068)	(23,543)

Income tax recovery (expense)	10	5,531	7	4,611	(1,540)
Net income (loss) for the period		(20,937)	120	(27,457)	(25,083)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale financial assets		857	5,367	2,893	2,226
Reclassification for permanent impairment on available for sale financial assets, included in the net loss		-	-	-	8,213
Total other comprehensive income (loss) for the period		857	5,367	2,893	10,439

Total comprehensive income (loss) for the period		(20,080)	5,487	(24,564)	(14,644)

Earnings (loss) per share
Basic		(0.11)	0.00	(0.14)	(0.13)
Diluted		(0.11)	0.00	(0.14)	(0.13)

Weighted average shares outstanding (thousands)
Basic		195,003	192,621	194,527	191,965
Diluted		195,003	194,109	194,527	191,965

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2014	2013	2014	2013
	Note

Operating activities
Net income (loss) for the period		(20,937)	120	(27,457)	(25,083)
Adjustments for:
Depletion and amortization		12,953	9,759	37,068	24,738
Income tax expense (recovery)	10	(5,531)	(7)	(4,611)	1,540
Share-based compensation expense		616	646	3,177	2,214
Change in fair value of copper put options	6	556	3,455	3,635	2,787
Finance expenses (income)	8,9	5,751	4,535	16,869	8,915
Unrealized foreign exchange loss (gain)		9,341	(4,715)	10,623	5,862
Write-down of marketable securities	7	366	229	785	13,979
Other operating activities		(466)	(2,727)	(815)	(1,826)
Net change in non-cash working capital	18	19,717	2,324	19,944	1,670
Cash provided by (used for) operating activities		22,366	13,619	59,218	34,796

Investing activities
Investment in property, plant and equipment		(12,651)	(13,367)	(24,743)	(85,484)
Investment in financial assets		(1,908)	(2,400)	(10,017)	(4,077)
Interest received		91	263	262	1,603
Proceeds from sale of financial assets		-	-	-	20,050
Refund (Investment) in long-term prepaids	17	12,901	(4,385)	12,901	(9,485)
Cash provided by (used for) investing activities		(1,567)	(19,889)	(21,597)	(77,393)

Financing activities
Repayment of debt		(6,666)	(6,415)	(20,761)	(17,008)
Interest paid		(833)	(1,086)	(11,238)	(10,668)
Common shares issued for cash		10	198	2,584	2,147
Proceeds from debt issuance		-	-	-	11,330
Cash provided by (used for) financing activities		(7,489)	(7,303)	(29,415)	(14,199)

Effect of exchange rate changes on cash and equivalents		2,284	(93)	1,884	1,631
Increase (decrease) in cash and equivalents		15,594	(13,666)	10,090	(55,165)
Cash and equivalents, beginning of period		77,361	93,496	82,865	134,995
Cash and equivalents, end of period		92,955	79,830	92,955	79,830

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		September 30,	December 31,
		2014	2013
	Note

ASSETS
Current assets
Cash and equivalents		92,955	82,865
Accounts receivable		22,321	4,532
Other financial assets	11	62,930	69,729
Inventories	12	31,001	47,174
Current tax receivable		26,911	18,284
Prepaids		1,941	6,354
		238,059	228,938

Other financial assets	11	39,170	38,272
Property, plant and equipment	13	696,106	678,580
Prepaids		–	10,543
Other receivables		15,985	13,895
		989,320	970,228

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		48,260	26,864
Current portion of long-term debt	15	24,237	22,625
Interest payable		7,957	3,435
Other financial liabilities	14	49,264	63,985
		129,718	116,909

Long-term debt	15	261,271	259,515
Other financial liabilities	14	192	565
Provision for environmental rehabilitation ("PER")		89,457	69,673
Deferred tax liabilities		101,171	97,350
		581,809	544,012

EQUITY
Share capital	16	376,398	372,274
Contributed surplus		40,242	38,507
Accumulated other comprehensive income (loss) ("AOCI")		7,836	4,943
Retained earnings (deficit)		(16,965)	10,492
		407,511	426,216
		989,320	970,228

Commitments and contingencies	17
Subsequent event	3

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed		Retained
	capital	surplus	AOCI	earnings	Total
				(deficit)

Balance at January 1, 2013	368,128	37,487	(5,365)	45,331	445,581
Exercise of options	3,213	(1,066)	-	-	2,147
Share-based compensation	-	1,927	-	-	1,927
Total comprehensive income (loss) for the period	-	-	10,439	(25,083)	(14,644)
Balance at September 30, 2013	371,341	38,348	5,074	20,248	435,011

Balance at January 1, 2014	372,274	38,507	4,943	10,492	426,216
Exercise of options	4,124	(1,540)	-	-	2,584
Share-based compensation	-	3,275	-	-	3,275
Total comprehensive income (loss) for the period	-	-	2,893	(27,457)	(24,564)
Balance at September 30, 2014	376,398	40,242	7,836	(16,965)	407,511

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1.        REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited consolidated interim financial statements of the Company as at and for the period ended September 30, 2014 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.        SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Board on October 28, 2014.

(b) Changes in accounting policies and disclosures

IAS 32 Financial Instruments: Presentation (IAS 32)

The Company adopted IAS 32 on January 1, 2014. IAS 32 establishes principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities.

Based on the Company’s analysis, IAS 32 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

3.        ACQUISITION OF CURIS RESOURCES LTD. (“CURIS”)

On September 8, 2014, the Company announced that it has entered into a definitive agreement (the "Agreement") whereby the Company will acquire all of the issued and outstanding common shares of Curis, a company with one director in common, under a plan of arrangement pursuant to the Business Corporations Act. Curis is a mineral exploration and development company whose principal asset is the Florence Copper Project, an in situ copper recovery and solvent extraction/electrowinning project located near the town of Florence in central Arizona, USA.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Under the terms of the Agreement, each Curis shareholder will receive 0.438 of a Taseko common share for each Curis common share held. As at October 14, 2014, Curis had 74,791,991 common shares issued and outstanding, of which Taseko holds 12,916,667 Curis shares. On completion of the Agreement, Taseko will issue approximately 27.1 million common shares in exchange for all of the Curis common shares that it does not already own.

In addition, each “in-the-money” stock option of Curis (the “Curis Options”) outstanding at the closing date will be transferred to Taseko in exchange for an amount of Taseko common shares based on a formula in the Agreement. As at October 14, 2014, Curis had 6,624,667 stock options outstanding under the Curis’ stock option plan. On completion of the Agreement, Taseko will issue approximately 0.6 million common shares in exchange for all outstanding Curis stock options.

The Company’s acquisition of Curis is subject to approval by Curis’ shareholders, and other customary conditions, including receipt of regulatory approvals and approval by the Supreme Court of British Columbia. Curis has scheduled a shareholders meeting to approve the Agreement on November 10, 2014.

At the time of the release of the condensed consolidated financial statements, information was not available to include a purchase price allocation under IFRS 3, Business Combinations.

Convertible Loan

On September 8, 2014, the Company also entered into a US$2,000 unsecured convertible loan agreement with Curis, in order to ensure that Curis has sufficient liquidity to operate through closing of the acquisition. The convertible loan will be advanced in two equal tranches on October 15, 2014 (advanced subsequent to quarter-end) and November 14, 2014 of US$1,000 each.

The convertible loan will accrue interest at a rate of 14% per annum. The Company has the right to convert the principal amount of the convertible loan into common shares of Curis at a conversion price of $0.90 per share.

4.        REVENUE

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Copper concentrate	84,474	65,602	278,123	186,940
Copper cathode	2,522	-	3,943	33
Total copper sales	86,996	65,602	282,066	186,973
Molybdenum concentrate	5,834	480	21,008	5,732
Silver contained in copper concentrate	884	717	2,943	2,435
	93,714	66,799	306,017	195,140

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

5.        COST OF SALES

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013

Direct mining costs	70,625	55,704	199,575	140,863
Treatment and refining costs	6,352	3,674	21,341	11,171
Transportation costs	4,519	4,787	15,044	12,517
Changes in inventories of finished goods and work in process	5,141	(16,881)	16,876	(21,442)
Production costs	86,637	47,284	252,836	143,109
Depletion and amortization	12,932	9,673	36,915	24,383
Cost of sales	99,569	56,957	289,751	167,492

Cost of sales consists of direct mining costs, which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair & maintenance costs, depletion and amortization, operating supplies and external services.

6.        OTHER EXPENSES (INCOME)

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Realized loss on copper derivative instruments	1,269	2,192	4,432	8,339
Unrealized loss (gain) on copper derivative instruments	(713)	1,263	(797)	(5,552)
Management fee income	(281)	(281)	(844)	(844)
Other income	(84)	(179)	(950)	(609)
	191	2,995	1,841	1,334

7.        MARKETABLE SECURITIES

During the period ended September 30, 2014, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required. Accordingly, the Company recorded a pre-tax charge of $366 and $785, respectively, for the three and nine month periods ended September 30, 2014 to reflect this write down (2013: $229 and $13,979 respectively for the three and nine month periods ended September 30, 2013).

8.        FINANCE EXPENSES

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Interest expense	6,224	5,442	18,418	12,445
Accretion on PER	542	499	1,530	1,550
	6,766	5,941	19,948	13,995

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

9.        FINANCE INCOME

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Interest income	1,015	1,286	3,079	4,726
Realized income on dual currency deposits	-	-	-	354
	1,015	1,286	3,079	5,080

10.      INCOME TAX EXPENSE (RECOVERY)

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Current expense (recovery)	(7,908)	(4,859)	(7,999)	(12,254)
Deferred expense (recovery)	2,377	4,852	3,388	13,794
	(5,531)	(7)	(4,611)	1,540

11.      OTHER FINANCIAL ASSETS

	September 30,	December 31,
	2014	2013
Current:
Copper put option contracts (note 19)	1,950	1,295
Marketable securities – available for sale	12,085	4,951
Red Mile Promissory Note	48,895	63,483
	62,930	69,729
Long-term:
Subscription receipts – available for sale	12,400	12,400
Reclamation deposits	26,770	25,872
	39,170	38,272

12.      INVENTORIES

	September 30,	December 31,
	2014	2013
Work in process	1,085	1,250
Finished goods:
Copper contained in concentrate	3,509	20,049
Copper cathode	242	-
Molybdenum concentrate	446	859
Materials and supplies	25,719	25,016
	31,001	47,174

During the three months period ended September 30, 2014, the Company has recorded a writedown of $389 (2013: nil) to adjust the carrying value of inventory to its net realizable value.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

13.      PROPERTY, PLANT & EQUIPMENT

During the three and nine month periods ended September 30, 2014, the Company capitalized stripping costs of $8,415 and $16,262 respectively, and acquired mining property, plant and equipment of $5,618 and $22,553 respectively. The rehabilitation cost asset increased by $3,854 and $19,153 respectively for the three and nine month periods ended September 30, 2014, as a result of changes in estimates during the period including market driven discount rate changes. The Company incurred depletion and amortization in mining operations of $12,932 and $36,915 respectively for the three and nine month periods ended September 30, 2014.

14.      OTHER FINANCIAL LIABILITIES

	September 30,	December 31,
	2014	2013
Current:
Red Mile royalty obligation	49,264	63,854
Deferred revenue – Red Mile royalty obligation	-	131
	49,264	63,985
Long-term:
Income tax obligations	-	272
Deferred share units	192	293
	192	565

15.      DEBT

	September 30, 2014		December 31, 2013

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	17,992	17,990	13,674	13,036
Secured equipment loans	6,245	6,232	8,951	8,899
	24,237	24,222	22,625	21,935
Long-term:
Senior notes	220,145	224,401	208,349	211,540
Capital leases	26,792	26,789	33,138	31,592
Secured equipment loans	14,333	14,303	18,028	17,926
	261,271	265,493	259,515	261,058

All debt instruments are classified as a level 2 financial instruments (note 21).

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

16.      EQUITY

(a) Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2014	193,382
Exercise of share options	1,623
Common shares outstanding at September 30, 2014	195,005

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share-Based Compensation

(thousands of options)	Options	Average price
Outstanding at January 1, 2013	9,746	$3.43
Granted	4,083	$2.27
Exercised	(1,623)	$1.59
Forfeited	(39)	$2.71
Expired	(259)	$3.55
Outstanding at September 30, 2014	11,908	$3.28

The weighted-average fair value of the share options issued in the three and nine month period ended September 30, 2014 was estimated at $0.95 and $1.07 per share option respectively, using the Black Scholes Option Pricing Model with the following assumptions:

	Three Months	Nine Months
	Ended, September	Ended, September
	30, 2014	30, 2014
Weighted Average Forfeiture Rate (%)	-	-
Weighted Average Market Price	2.19	2.26
Weighted Average Volatility (%)	49.31	55.24
Weighted Average Risk Free Interest Rate (%)	1.68	1.63
Weighted Average Dividend Yield (%)	-	-
Weighted Average Expected Life (years)	5	4.73

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the first quarter of 2014, the Company issued 66,079 DSUs to directors (2013: 133,333). The DSUs were valued at $2.27 (2013: $3.18) per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at September 30, 2014 was 99,371 units (2013: 133,333). A gain of $53 and a loss of $138 has been recognized for the three and month month periods ended September 30, 2014 respectively (2013: $28 and $287 loss) to record the liability at fair value.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

17.      COMMITMENTS AND CONTINGENCIES

(a) Commitments

At September 30, 2014, the Company’s share of capital and operating commitments totaled $2,532 and $8,847 respectively.

In addition, during the three month period ended September 30, 2014, ACE INA Insurance (“ACE”) issued a surety bond of $13,161 to BC Hydro as collateral for the Gibraltar Joint Venture’s electricity consumption commitment. The surety bond replaced a cash security deposit of $17,202 that was refunded to the Gibraltar Joint Venture. The Company’s 75% share of this refund was $12,901. The Company issued ACE a financial guarantee for 75% of the surety bond, which is equal to the Company’s portion of the Joint Venture’s commitment to purchase power from BC Hydro.

In connection with the acquisition agreement with Curis (Note 3), the Company entered into a convertible loan agreement with Curis during the three months period ended September 2014, whereby the Company has agreed to advance to Curis an unsecured loan of US$2,000 during the three month period ended December 31, 2014.

(b) Contingencies

As at September 30, 2014, the Company has guaranteed certain debt entered into by the Gibraltar Joint Venture in the amount of $69,864.

18.      SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Change in non-cash working capital items
Accounts receivable	5,975	6,122	(17,789)	11,308
Inventories	4,466	(16,670)	16,173	(28,429)
Prepaids	398	2,302	2,055	523
Accounts payable and accrued liabilities	8,588	1,305	20,117	8,796
Interest payable	290	(101)	288	66
Deferred revenue	-	8,772	-	8,772
Income tax (paid)/received	-	594	(900)	634
	19,717	2,324	19,944	1,670
Non-cash investing and financing activities
Assets acquired under capital lease	-	-	11,106	19,915
Interest earned on promissory note	(706)	(905)	(2,195)	(2,737)
Interest expense on royalty obligation	731	191	2,193	573
Royalty obligation settled by promissory note	-	-	(16,784)	(10,820)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

19.      FINANCIAL RISK MANAGEMENT

Summary of derivatives

	Notional amount	Strike price	Term to maturity	Fair value
At September 30, 2014
Commodity contracts
Copper put option contracts	14.60 million lbs	US$2.75	Q4 2014	129
Copper put option contracts	15.00 million lbs	US$3.00	Q1 2015	1,821
				1,950

20.      RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended		nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Hunter Dickinson Services Inc.:
General and administrative expenses	828	485	2,168	1,441
Exploration and evaluation expenses	139	278	606	713
	967	763	2,774	2,154
Gibraltar joint venture:
Other operating income (management fee)	281	281	844	844
Reimburseable expenses	53	53	294	164
	334	334	1,138	1,008

	Balance due from (to) as at
	September 30,
	2014	2013
Hunter Dickinson Services Inc.	(79)	(204)
Gibraltar Joint Venture	108	119

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

During the three month period ended March 31, 2014, the Company invested an additional $5,000 in Curis Resources Ltd., a public company that holds mineral property interests, with one director in common with the Company.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

21.      FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
September 30, 2014
Financial assets designated at FVTPL
Copper put option contracts	-	1,950	-	1,950
Available-for-sale financial assets
Marketable securities	12,085	-	-	12,085
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	26,770	-	-	26,770
	38,855	1,950	12,400	53,205
December 31, 2013
Financial assets designated at FVTPL
Copper put option contracts	-	1,295	-	1,295
Available-for-sale financial assets
Marketable securities	4,951	-	-	4,951
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	25,872	-	-	25,872
	30,823	1,295	12,400	44,518

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at September 30, 2014.

The senior notes, a level 1 instruments, are valued based upon publicly available information. The capital leases and secured equipment loans, level 2 instruments, are fair valued through discounting future cash flows at a rate of 5.28% to 5.37% based on the relevant loans effective interest rate.

The fair values of the level 2 instruments, copper put option contracts and capped floating rate notes, are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The subscription receipts, a level 3 instrument, are initially valued based on a purchase transaction. Subsequent valuations are based on a market approach using prices generated by market transactions involving comparable assets. In addition, the Company considers exploration results specific to the investment, which are communicated through discussions with the investee’s management.